UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2018 and 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the transition period from             to

Commission file number             001-14905

The Nebraska Furniture Mart, Inc.

Profit Sharing Plan

700 South 72nd Street

Omaha, NE 68114

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE NEBRASKA FURNITURE MART, INC.

PROFIT SHARING PLAN

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Nebraska Furniture Mart, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2015.

Fort Worth, Texas

June 10, 2019

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2018 and 2017

	2018	2017

ASSETS:

Investments, at fair value	$ 197,808,458	$ 202,290,019

Notes receivable from participants	3,267,029	2,347,199

Net Assets Available for Benefits	$ 201,075,487	$ 204,637,218

See notes to financial statements

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2018 and 2017

	2018	2017
Additions to net assets:

Investment income (loss):

Net appreciation (depreciation) in fair value of investments	$(18,152,254)	$26,706,913

Interest and dividends	8,541,652	6,467,780

Total investment income (loss)	(9,610,602)	33,174,693

Interest income from notes receivable from participants	144,517	84,026

Contributions:

Employers	4,403,682	4,318,846

Participants	14,028,005	12,784,002

Participant rollovers	1,279,848	1,699,567

Total contributions	19,711,535	18,802,415

Other additions	43,823	122,331

Total additions to net assets	10,289,273	52,183,465

Deductions from net assets:

Benefit payments to participants	13,334,441	12,147,700

Administrative expenses	516,563	545,209

Total deductions from net assets	13,851,004	12,692,909

Net increase (decrease) in net assets	(3,561,731)	39,490,556

Net assets available for benefits:

Beginning of year	204,637,218	165,146,662

End of year	$201,075,487	$204,637,218

See notes to financial statements

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)	Description of Plan

The following description of The Nebraska Furniture Mart, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General

The Plan is a defined contribution profit-sharing plan covering all employees, as defined in the Plan document, as of the start date of the employee. The employees covered under the Plan include those employed by Nebraska Furniture Mart, Inc., Floors, Inc., Nebraska Furniture Mart of Kansas, Inc., and TXFM, Inc. (collectively the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Effective July 10, 2017, employees are auto-enrolled, upon hire, at a 4% pre-tax deferral. Prior to July 10, 2017 date employees were auto-enrolled at a 3% pre-tax deferral. Each year, participants may contribute up to 50% of their eligible compensation, as defined by the Plan document. Contributions are subject to certain dollar limitations, as imposed by the Internal Revenue Code (IRC). Participants also may rollover amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of employee and Employer contributions into various investment options offered by the Plan.

Once an employee has completed one year of service with 1,000 or more hours of work during the year, they are eligible for discretionary matching contributions (Matching Contributions) starting the first of the following month. In addition, the Company may make additional profit sharing contributions (Profit Sharing Contributions), subject to limitations established by the IRC. No additional Profit Sharing Contributions were made for the years ended December 31, 2018 or 2017.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.	Vesting

Participants are fully vested in their contributions plus any income or loss thereon. Matching and Profit Sharing Contributions become fully vested according to the following schedule:

Periods of Service	Vested Percentage
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six	100%

In the event of disability, death, or normal retirement age, the participant will become fully vested.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)	Description of Plan – continued

E.	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance relating to participant’s contributions and rollovers under the Plan, or a maximum of $50,000. The notes are secured by the participant’s account balance in the participant’s account and bear interest rates, which are equal to the Prime Rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period not to exceed five years. Effective September 1, 2016, the Plan only allows general purpose loans that do not exceed a five-year term. As of December 31, 2018 and 2017, interest rates ranged from 4.25% to 9.25%. As of December 31, 2018, and 2017, notes receivable from participants mature between January 2019 and August 2026, and January 2018 and August 2026, respectively.

F.	Payment of Benefits

If the participant’s vested account balance exceeds $1,000 and he or she is terminated due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or monthly or other periodical installments by Vanguard Fiduciary Trust Company (the “Trustee”) in approximate equal amounts over the life expectancy of the participant or of the participant and his or her designated beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the participant’s account balance is less than $1,000, the Plan can automatically cash out the account at the participant’s termination in the form of a lump-sum distribution.

Certain in-service withdrawals are allowed. A participant may also elect to withdrawal all or a portion of their vested account balance while employed after reaching age 59 1⁄2. A participant may receive a hardship distribution from pre-tax and Roth deferrals if the distribution is: (1) on account of unreimbursed medical expenses incurred by the participant, their spouse, or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) payments to prevent eviction from principal residence; (5) funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) related to expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

G.	Forfeited Accounts

Participants leaving employment with the Company before becoming fully vested forfeit their non-vested interest in the Matching Contributions and Profit Sharing Contributions. These forfeitures are used to pay expenses and to reduce the Company’s current or future contributions under the Plan. At December 31, 2018 and 2017, forfeited non-vested accounts totaled approximately $321,000, and $316,000, respectively. During the years ended December 31, 2018 and 2017, the Company used approximately $256,000 and $263,000, of forfeitures to pay Plan expenses, respectively.

H.	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock fund allocated to the participant’s account.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(2)	Summary of Significant Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

A.	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

B.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	Investment Valuation and Income Recognition

The Plan’s investments presented in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017 are stated at fair value as reported by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. Vanguard Retirement Savings Trust III (“VRSTIII”) invests in fully benefit-responsive investment contracts, including traditional contracts, wrapper contracts re-bid to determine the replacement cost and underlying bond instruments valued by the Trustee. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for amount different from the reported net asset value.

See Note 3 for additional information about fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

D.	Contributions

Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the Plan’s administrator, and in the period in which they are deducted, in accordance with salary deferral agreements.

E.	Payment of Benefits

Benefits are recorded when paid.

F.	Administrative Expenses

Administrative fees and expenses of the Plan may be paid out of the Plan assets unless paid by the Company. Certain administrative fees are paid by the Company and are not reflected in the accompanying financial statements.

G.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(3)	Fair Value Measurements

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in three broad levels described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2018 or 2017.

Mutual Funds: Valued at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end and classified within Level 1 of the valuation hierarchy..

Money Market Fund: Money market funds are valued based on the short-term cash component as of the measurement date and classified within Level 2 of the valuation hierarchy as they are not publicly traded.

Berkshire Hathaway Class B Common Stock Fund: The Berkshire Hathaway Class B Common Stock Fund is valued using a quoted active market price which is considered a Level 1 input.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(3)	Fair Value Measurements - continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017. The Plan has no investments classified within Level 3 of the valuation hierarchy.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Money market fund	$ -	$ 321,318	$ -	$ 321,318
Berkshire Hathaway Class B Common Stock Fund	2,041,237	-	-	2,041,237
Mutual funds	188,520,813	-	-	188,520,813

Total investments in the fair value hierarchy	$190,562,050	$ 321,318	$ -	$190,883,368

VRSTIII measured at net asset value (a)				6,925,090

Total investments at fair value				$197,808,458

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Money market fund	$ -	$ 316,379	$ -	$ 316,379
Berkshire Hathaway Class B Common Stock Fund	1,720,836	-	-	1,720,836
Mutual funds	194,541,227	-	-	194,541,227

Total investments in the fair value hierarchy	$196,262,063	$ 316,379	$ -	$196,578,442

VRSTIII measured at net asset value (a)				5,711,577

Total investments at fair value				$202,290,019

(a) In accordance with ASU 2015-07, investments in VRSTIII that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented as Investments at Fair Value in the Statements of Net Assets Available for Benefits.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(5)	Tax Status

The Plan has adopted a prototype plan. The prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated May 28, 2014 as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Risks and Uncertainties

The Plan invests in various marketable securities. Marketable securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain marketable securities and the level of uncertainty related to changes in the value of marketable securities, it is at least reasonably possible that changes in values of marketable securities in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(7)	Related Parties and Party-in-Interest Transactions

The Plan invests in shares of mutual funds and a common collective trust managed by an affiliate of the Trustee and, therefore, transactions in such investments, as well as loans made to participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Additionally, the Plan has a number of service providers, which qualify as parties-in-interest. Fees paid by the Plan to parties-in-interest amounted to approximately $517,000 and $545,000 for the years ended December 31, 2018 and 2017, respectively.

The Plan also invests in the Class B common stock fund of Berkshire Hathaway. The Plan had purchases of approximately $479,000 and $536,000 of Berkshire Class B Common Stock Fund during the years ended December 31, 2018 and 2017, respectively. The Plan had approximately $208,000 and $153,000 of sales of the Berkshire Class B Common Stock Fund during the years ended December 31, 2018 and 2017, respectively.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Notes to Financial Statements

December 31, 2018 and 2017

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017, to Form 5500:

	2018	2017

Net assets available for benefits per the financial statements	$ 201,075,487	$ 204,637,218

Delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(1,592)	(560)

Net assets available for benefits per the Form 5500	$ 201,073,895	$ 204,636,658

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2018 and 2017, to net increase per Form 5500:

	2018	2017

Net increase (decrease) in net assets available for benefits per the financial statements	$ (3,561,731)	$ 39,490,556

Change in delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(1,032)	2,562

Net increase (decrease) in net assets available for benefits per the Form 5500	$ (3,562,763)	$ 39,493,118

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	EIN# 47-0428274
December 31, 2018	Plan# 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

*	Vanguard	Vanguard PRIMECAP Investor	$ 41,310,836
*	Vanguard	Vanguard 500 Index Investor	31,299,092
*	Vanguard	Vanguard Wellington Inv	17,223,872
*	Vanguard	Vanguard Target Retirement 2045 Inv	15,110,507
*	Vanguard	Vanguard Total Bond Market Index Inv	11,334,216
*	Vanguard	Vanguard Target Retirement 2025 Inv	11,145,398
*	Vanguard	Vanguard Target Retirement 2035 Inv	9,131,046
*	Vanguard	Vanguard Target Retirement 2050 Inv	8,692,557
*	Vanguard	Vanguard Total Intl Stock Index Inv	7,823,853
*	Vanguard	Vanguard Retirement Savings Trust III	6,925,090
*	Vanguard	Vanguard Target Retirement 2030 Inv	5,569,736
*	Vanguard	Vanguard Target Retirement 2055 Inv	4,520,660
*	Vanguard	Vanguard Target Retirement 2040 Inv	4,332,573
*	Vanguard	Vanguard Target Retirement 2015 Inv	4,126,441
*	Vanguard	Vanguard Mid-Cap Index Fund Admiral Shares	3,860,933
*	Vanguard	Vanguard Target Retirement 2020 Inv	3,769,443
*	Vanguard	Vanguard Windsor Fund	2,531,722
*	Vanguard	Vanguard Target Retirement 2060 Inv	2,408,348
*	Vanguard	Vanguard Explorer Inv	2,345,752
*	Berkshire Hathaway Inc.	Berkshire Hathaway Class B Common Stock Fund	2,041,237
*	Vanguard	Vanguard Retirement Income Inv	940,748
*	Vanguard	Vanguard Small-Cap Value Index Fund Admiral	387,011
	MassMutual	MassMutual Select Mid Cap Growth Equity Fund II; Class I	365,058
*	Vanguard	Vanguard Federal Money Market Fund	321,318
*	Vanguard	Vanguard Strategic Small-Cap Equity Fund	179,774
*	Vanguard	Vanguard Target Retirement 2065 Inv	88,026
	Wells Fargo	Wells Fargo Advantage Special Mid Cap Value Fund; Class R6	23,211

			197,808,458

*	Participants	Participant loans: Interest rates of 4.25% to 9.25% maturing January 2019 through August 2026	3,265,437

			$ 201,073,895

*	Represents a party-in-interest

Column (d) – Cost omitted for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Nebraska Furniture Mart, Inc. Profit Sharing Plan

By: /s/ Tiffaney Kuper

Tiffaney Kuper
Plan Administrator and Benefits Manager

Date: June 10, 2019

EXHIBITS

Exhibit No.		Page No.
23.1	Consent of Whitley Penn LLP	15